UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 15, 2021	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

 3Q21-ResultsConference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

3Q 2021 Highlights

- **Cement business** continues to deliver world class margin with demand reaching all time highs
- **As reported results**
  - **Net revenues** 8.5% to Ps. 17.8 billion (US$ 176 million)
  - **Adjusted EBITDA** -9.1% to Ps. 4.7 billion (US$ 51 million)
  - **Net Profit** of Ps. 1.5 billion
- **Consolidated Adjusted EBITDA margin contracted 512** bps to 26.4% YoY compared to an abnormal 3Q20. For the nine-month period expanded 55 bps to 30,7%
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of -0.02x
- **L'Amalí expansion project** already delivering



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

2

 Macro & Industry contextRevenues and Volumes  3

Cement demand near all time highs

GDP Growth[1] (YoY Growth, %)



2.9
-2.6
-2.1
-9.9
8.3
2.3
2.1
-10.2
-9.9
2.9
17.9
2017
2018
2019
2020
2021e
2022e
2023e
3Q20
4Q20
1Q21
2Q21

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
-1 13
6 25
27 33
23 20
23 18
98 94
321 135
71 35
29 21
20 21
23 18
12 7
4 7
Oct'20
Nov'20
Dec'20
Jan'21
Feb'21
Mar'21
Abr'21
May'21
Jun'21
Jul'21
Ago'21
Sep'21
Oct'21

Monthly Industry Cement Sales[3] ('000 tons)



2017
2018
2019
2020
2021
800
300
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)



60% 40%
58% 42%
58% 42%
70% 30%
72% 28%
60% 40%
2017
2018
2019
2020
3Q20
3Q21
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Oct' 21 : As of the date of this presentation, ISAC figures were not released

4

   Revenue Performance:Cement, masonry & lime: increased 2.4% YoY, with volumes expanding 8.4% with a softer pricing dynamicConcrete: up by 116.6% YoY. Volumes keep recovering from last year´s pandemic lockdown 110.8% with a moderate increase in pricingRailroad: increased by 25.4% YoY. Volumes increase by 8.2% boosted by increase in pricing and sales mixAggregates: surged by 47.5% YoY. Volume increase of 7.2% coupled with a recovery in pricing and a positive pricing mix  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  17,800  16,399  8.5%   Sales volumes include inter-segment salesSales revenues include inter-segment sales and Other segments        3Q21  3Q20  % Chg.     Cement, masonry & lime  MM Tn  1.66  1.53  8.4%    Concrete  MM m3  0.12  0.06  110.8%    Railroad  MM Tn  1.15  1.06  8.2%    Aggregates  MM Tn  0.21  0.19  7.2%                 3Q21  3Q20  % Chg.     15,703  15,329   2.4%    1,151  531   116.6%    1,511  1,204   25.4%    294  199  47.5%     Growth in Cement sales with expansion across all other segments      5

 Business Performance  6

 Gross Profit & Margin    AR$ Million  Consolidated gross profit slightly declined 0.1% YoY, with gross margin contracting 222 bps to 25.8% mainly impacted by a normalization of seasonality effects and higher energy costsCompression in cement margin partially offset by an improvement in other segments SG&A increased by 7.8% YoY mainly due to higher sales volume, remaining almost flat as a % of revenues at 7.6%  Selling, General & Administrative    AR$ Million  As a % of Sales  7.6%  7.7%  +7.8%    Gross Margin  28.0%  -0.1%    25.8%  Tighter margins mainly due the normalization of seasonal effects      7

Adjusted EBITDA impacted by higher production inputs

- **Solid EBITDA of US$51 million** in the 3Q21, compared to US$48 million in 3Q20
- **Consolidated Adjusted EBITDA down 9.1%** YoY mainly explained by a softer cement margin compared to an abnormal last year's quarter
- **Consolidated Adjusted EBITDA Margin contracted 512 bps** to 26.4% from 31.5% in 3Q20. For the nine-month period it expanded 55 bps to 30,7%.
- **By segments**
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin contracted 484 bps to 29.5% due to the impact of higher seasonal energy and maintenance inputs, coupled with softer pricing
  - **Concrete** Adjusted EBITDA margin improved but remain at negative 4.0%
  - **Railroad** Adjusted EBITDA margin improved to 7.3% from 6.3%
  - **Aggregates** Adjusted EBITDA margin recovered significantly to 0.3% from -31.9%

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
31.5%
26.4%
-9.1%
5,167
4,696
3Q20
3Q21

US$ million	48	51

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

 Bottom line Financial performance      9

Net income compared against an extraordinary base quarter

- **Net Profit breakdown:**
  - **Adjusted EBITDA decreased by 9.1**% YoY
  - **Total finance cost** of Ps.322 million in 3Q21 compared to a net gain of Ps.3,051 million in 2Q20
    - **Foreign exchange loss** of Ps. 341 million in 3Q21, compared to an extraordinary result of Ps. 3,131 million gain in 3Q20
    - **Gain on net monetary position** was Ps.342 million in 3Q21 compared to Ps.163 million on 3Q20
    - **Net Financial expense**, increased by Ps. 79,4 million to Ps.323 million compared to Ps. 243 in same quarter last due to lower FX depreciation effect compared with the evolution of the inflation rate
    - **Net Profit Attributable to Owners of the Company** in 3Q21 was Ps.1.4 billion, down from Ps. 9.8 billion in 3Q20, quarter impacted by the extraordinary result of divestment in Paraguay



Finance Costs, net
AR$ Million
3,051
-322
3Q20
3Q21



Net Profit Attributable to Owners
AR$ Million
9,813
1,364
3Q20
3Q21

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

10

Solid balance sheet with sound debt profile

- **Cash position** of Ps. 4.3 billion and total debt at Ps. 4.0 billion as of end of 3Q21
- **Net Cash position** of Ps. 0.3 billion (US$ 3 mm) in Sep'21 with Debt reduction of US$16 million in the quarter
- **Net Debt/ LTM Adj. EBITDA ratio** of -0.02x in 3Q21 compared with 0.16x in FY20
- **In 3Q21, Operating cash generation** was Ps. 5.4 billions with positive seasonal working capital effect
- **Capital expenditures** of Ps.1.5 billion (L'Amalí expansion represented 36%)
- **Share Repurchased in 3Q21** amounted Ps. 630 million

Debt Maturity schedule



Ps.
EUR
USD
US$ Million
43
18
15
7
Cash Position
4Q 2021
2Q 2022
2Q22 -2023

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	3Q21	3Q20
Net cash generated by operating activities	5,391	5,389
Net cash used in investing activities	(1,441)	9,006
Net cash (used in) generated by financing activities	(2,377)	(15,238)
Cash and cash equivalents at the end of the period	2,480	7,092

Debt by Currency



Ps. 7.3%
EURO 10%
US$40 MM
US$ 83%

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

11

 2021 Outlook  12

 Cement demand consolidates its positive trend, exceeding our previous expectations with ten-month accumulated figures near record levelsGrowth path for the mid-term in Argentina remains overshadow by macroeconomic challengesL´Amalí´s new line started cement dispatch in October, with preliminary performance results above expectationsOur world-class profitability, solid cash flow generation and strong balance sheet, are the pillars in which we would support our future growth  2021 Outlook      13  Final set up process  New dispatch centre  L’Amalí new second line

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

IR Contact

Marcos I. Gradin
Chief Financial Officer and Investor Relations

Diego M. Jalón
Head of Investor Relations

+54 (11) 4319-3050
investorrelations@lomanegra.com

Thank you!

LOMA NEGRA

una empresa InterCement